# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BGM Group Ltd., CIK 0001779578
CUSIP: G7307E123
Title of class of securities: Class A Ordinary Share, par value $0.00833335 per share
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, China (F4), 610200
Date of event which requires filing of this statement: 12/27/2024
Filed by CIK 0001413855
Persons authorized to receive notices and communications: AIX INC., c/o Yinan Hu, 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, China (F4), 510623, 86-020-83886888

## Reporting persons
- AIX Inc. (CIK 0001413855): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 69,995,661; sole dispositive power 0; shared dispositive power 69,995,661; aggregate amount beneficially owned 69,995,661 (72% of the class)
  Comment: Note to Row 8, 10, 11:
  Represents 69,995,661 Class A ordinary shares.
  Note to Row 13:
  The percentage calculation is based on 97,222,141 ordinary shares, including 77,222,141 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of December 27, 2024.
- CISG Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 69,995,661; sole dispositive power 0; shared dispositive power 69,995,661; aggregate amount beneficially owned 69,995,661 (72% of the class)
  Comment: Note to Row 8, 10, 11:
  Represents 69,995,661 Class A ordinary shares.
  Note to Row 13:
  The percentage calculation is based on 97,222,141 ordinary shares, including 77,222,141 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of December 27, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.00833335 per share
Name of issuer: BGM Group Ltd.
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, China (F4), 610200

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by AIX Inc. ("AIX") and CISG Holdings Ltd. ("CISG") (each, a "Reporting Person" and together, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). CISG is 100% held by AIX.
Residence or business address:
The principal business and office address of AIX is 60F, Pearl River Tower, No. 15 West Zhujiang Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People's Republic of China.

The registered address of CISG is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment:
AIX is a holding company whose ordinary shares, represented by ADSs, are listed on the Nasdaq Global Select Market. Through its various subsidiaries and affiliated entities, AIX operates as a leading technology-driven independent financial service provider in China.

CISG is a holding company without any substantive operations.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law
Citizenship: AIX is an exempt company with limited liability incorporated under the laws of Cayman Islands. CISG is an exempt company with limited liability incorporated under the laws of British Virgin Island.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 27, 2024 CISG entered into a transaction agreement (the "Agreement") with BMG. Pursuant to the Agreement, CISG agreed to transfer the equity interests of its AI insurance platform including RONS Intelligent Technology (Beijing) Co., Ltd. ("RONS Technology"), Shenzhen Xinbao Investment Management Co., Ltd. ("Xinbao Investment"), and Xinbao Investment's wholly-owned subsidiaires RONS Insurance Sales & Service Co., Ltd. and Shenzhen Baowang E-commerce Co., Ltd., in exchange for 69,995,661 Class A ordinary shares of BGM equal to approximately US$140,000,000 (the "Transaction"). The Transaction has been completed on December 27, 2024, following which AIX, through CISG, beneficially owns 69,995,661 Class A ordinary shares of BGM, representing 72% of the total ordinary shares outstanding and 3.4% of the voting power of the Issuer.

The Agreement has been filed by AIX with the SEC as Exhibit 99.1 to Form 6-K on November 29, 2024, which is hereby incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference. The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the ADSs, conditions in the securities markets, and general economic and industry conditions.

Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of ordinary shares benefically owned by the Reporting Persons is 69,995,661, representing 69,995,661 Class A ordinary shares of the Issuer directly held by CISG which is 100% held by AIX. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, AIX may be deemed to beneficially own all of the Class A ordinary shares of the Issuer held by CISG.
The Reporting Persons' aggregate percentage of beneficial ownership is 72.00%, representing 3.4% of the voting power of the Issuer. Percentage of beneficial ownership of each Reporting Person is based on 97,222,141 ordinary shares outstanding as of December 27, 2024, including 77,222,141 Class A ordinary shares and 20,000,000 Class B ordinary shares. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has shared voting and dispositive power over the ordinary shares of reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the director and officer of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except for the agreement described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer that they beneficially own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated January 6, 2025 by and between the Reporting Persons

Exhibit 2: List of directors and executive officers of (i) AIX Inc. and (ii) CISG Holdings Inc. (filed herewith)

Exhibit 3: Transaction Agreement dated as of November 27, 2024, entered and made among BGM Group Ltd., CISG Holdings Ltd., Patriton Limited, GM Management Company Limited, Duxiaobao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., (incorporated by reference to Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission by AIX Inc. on November 29, 2024)

## Signatures
- AIX Inc.: /s/ Yinan Hu, Yinan Hu/Director (01/06/2025)
- CISG Holdings Ltd.: /s/ Yinan Hu, Yinan Hu/Director (01/06/2025)